Exhibit 99.3

Transactions during the Past 60 Days*

Trade Date	Amount of Shares Purchased	Weighted Average Price/Price Per Share ($)	Range of Price ($)
12/5/2016	11,194	0.7862	0.7800-0.7999
12/6/2016	20,604	0.7876	0.7770-0.7999
12/7/2016	11,409	0.8073	0.7960-0.8100
12/8/2016	10,400	0.8171	0.8150-0.8200
12/9/2016	17,833	0.8075	0.8000-0.8150
12/12/2016	19,172	0.7883	0.7750-0.8350
12/13/2016	21,197	0.7762	0.7611-0.8187
12/14/2016	3,200	0.7967	0.7800-0.8100
12/15/2016	15,000	0.7622	0.7599-0.7798
12/16/2016	16,650	0.7505	0.7459-0.7550
12/19/2016	12,200	0.7451	0.7400-0.7556
12/20/2016	7,600	0.7736	0.7599-0.7800
12/21/2016	7,800	0.7807	0.7600-0.7900

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*The purchases were made pursuant to the Purchase Plan. These shares were purchased in multiple transactions on the open market. Mr. Jianghuai Lin undertakes to provide the Company or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.